UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc

GSK publishes provisional dividend dates

GSK announces the following dividend dates for 2022:

Results	Announcement date	Ex-dividend date	Record date	Last date for DRIP elections	Payable
Q1 2022	Wednesday 27 April 2022	Thursday 19 May 2022	Friday 20 May 2022	Thursday 16 June 2022	Thursday 7 July 2022
Q2 2022	Wednesday 27 July 2022	Thursday 18 August 2022	Friday 19 August 2022	Thursday 15 September 2022	Thursday 6 October 2022
Q3 2022	Wednesday 2 November 2022	Thursday 17 November 2022	Friday 18 November 2022	Monday 19 December 2022	Thursday 12 January 2023
Q4 2022 (Final)	Wednesday 1 February 2023	Thursday 23 February 2023	Friday 24 February 2023	Tuesday 21 March 2023	Thursday 13 April 2023

These dates are indicative and may be subject to change.

V A Whyte
Company Secretary

24 November 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: November 24, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc